Robert E. Rich direct dial: (949) 725-4156 rrich@sycr.com	Stradling Yocca Carlson & Rauth A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 TELEPHONE (949) 725-4000 FACSIMILE (949) 725-4100	ORANGE COUNTY (949) 725-4000 SAN DIEGO (858) 926-3000 SAN FRANCISCO (415) 283-2240 SANTA BARBARA (805) 730-6800 SANTA MONICA (424) 214-7000 SACRAMENTO (916) 449-2350

June 6, 2012

VIA EDGAR

Perry J. Hindin
Special Counsel, Office of Mergers and Acquisitions
Brandon Hill, Attorney-Adviser,
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qualstar Corporation (File No. 000-30083)
Revised Preliminary Proxy Statement on Schedule 14A
Filed June 1, 2012

Ladies and Gentlemen:

On behalf of Qualstar Corporation (“Qualstar” or the “Company”), we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 5, 2012, with respect to the revised preliminary proxy statement on Schedule 14A referenced above (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

General

1.
We have reviewed the response to prior comment 7 and the supplemental material submitted to us as support for the statement that the tape library business “may increase” in the future.  We note that while the supplemental materials appear to support the belief that the tape library business will continue, they do not appear to support the belief that the tape library business may increase.  Please advise.

In response to the Staff’s comment, the Company has amended the revised preliminary proxy statement on Schedule 14A (the “Revised Proxy Statement”) to delete the clause “and may increase in the future” in the cover letter to the Revised Proxy Statement and on page 3 of the Revised Proxy Statement.

Division of Corporation Finance
United States Securities and Exchange Commission
June 6, 2012

Reasons our Board of Directors…, page 3

2.
Please provide additional context to the following statement “[s]uch a distribution would disproportionately benefit shareholders, like BKF, who purchased their shares in the last two years, as compared to our long standing shareholders.”  Please disclose why a distribution would disproportionately benefit shareholders like BKF.  Please also disclose what is meant by “long standing shareholders.”  Please advise us in your response letter what percentage of shares outstanding are held by such shareholders, excluding shares held by Mr. Gervais, and how the Company is able to make that determination.  For example, are all such shareholders record holders?

In response to the Staff’s comment, the Company has amended the Revised Proxy Statement to delete the statement in question on page 3 of the Revised Proxy Statement.

3.
Please avoid disclosure that directly or indirectly impugns the character, integrity, or personal reputation of the BKF nominees without a factual foundation.  Refer to Exchange Rule 14a-9.  We note that the statement “the goal of Qualstar’s directors is and always has been to increase shareholder value for all of our shareholders and for the long term.”  This statement appears to imply that the BKF nominees will not act for all shareholders notwithstanding their fiduciary duties to do so.  Please provide support for the referenced disclosure or consider revising the statement accordingly.

In response to the Staff’s comment, the Company has amended the Revised Proxy Statement to delete the clause, “for all of our shareholders and” on page 3 of the Revised Proxy Statement.

Information Regarding Qualstar’s Tape Library Business, page 5

4.
We note the disclosure in the last sentence of the second paragraph in this section that Qualstar’s sales initiatives in new regions are beginning to have a positive effect on revenue.  Please provide support for this statement and address the apparent contradiction between this statement and the disclosure in the preceding paragraph indicating that revenue from Qualstar’s tape library business is declining by approximately 10.1% per year.

In response to the Staff’s comment, the Company has amended the Revised Proxy Statement to delete the disclosure in question on page 4 of the Revised Proxy Statement.

5.
We note the disclosure in the first and second sentence of the third paragraph in this section that the favorable prospects for the tape library market are “driven by the many new data retention requirements resulting from new laws and regulations being put into place around the world,” including HIPAA and Sarbanes-Oxley.  Please clarify references to “new” and advise us in your response letter when governments and businesses will have to begin to comply with such new data retention requirements, or if such organizations are already complying, why Qualstar believes future compliance with existing requirements make for favorable prospects.

Division of Corporation Finance
United States Securities and Exchange Commission
June 6, 2012

In response to the Staff’s comment, the Company has amended the Revised Proxy Statement to revise the disclosure in question on page 4 of the Revised Proxy Statement.  In addition, we are furnishing to the Staff as supplemental information pursuant to Rule 12b-4 under the Exchange Act of 1934, copies of two independent reports on the tape library market which, we believe, support the statements included in the paragraph referenced in Comment 5.  These reports will be provided under separate cover and shall not be deemed to be filed with or deemed part of Qualstar’s proxy statement.  In accordance with Rule 12b-4, we respectfully request that, after you have reviewed the reports, you either return the reports to the undersigned or destroy them.

In addition, Qualstar hereby acknowledges:

•	Qualstar is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Qualstar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning the subject matter of this letter to the undersigned at (949) 725-4156 or those copied on this letter at the telephone numbers indicated below.  Thank you in advance for your courtesy and assistance.

Sincerely,

/s/ Robert E. Rich

Robert E. Rich
of Stradling Yocca Carlson & Rauth

cc:	Ben A. Frydman, Stradling Yocca Carlson & Rauth, (949) 725-4150
Daniel S. Kim, Stradling Yocca Carlson & Rauth, (949) 725-4188